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                                                                EXHIBIT (a)(13)

                                          BOARD OF DIRECTORS
                                          C/O ERIC J. LOMAS
                                          CHAIRMAN OF THE BOARD
                                          150 ALHAMBRA CIRCLE--SUITE 900
                                          CORAL GABLES, FL 33134

                                          August 29, 1997

    Dear Gentlemen,

      As you are aware, the investment by Rexel, S.A. and International Technical Distributors Inc. (collectively, "Rexel S.A. Group") in Rexel, Inc. ("Rexel") over the past five years has been rewarding for Rexel, Rexel S.A. Group, and the public shareholders of Rexel. However, Rexel S.A. Group and Rexel are facing, among other challenges, an increasingly competitive environment and the prospect of industry-wide consolidation. Accordingly, we believe that Rexel S.A. Group and Rexel must continue to grow, by acquisition or otherwise, to compete effectively in this rapidly changing environment and moreover, that this growth can be achieved much more effectively if Rexel becomes a wholly-owned subsidiary of Rexel, S.A.

      Given the strategic benefits we see from such a business combination, we have decided that the best way to proceed is to submit this proposal to the Board of Directors of Rexel for its consideration. Accordingly, I am pleased to make the following proposal (the "Transaction") on behalf of Rexel S.A. to acquire all of the outstanding common shares of Rexel not currently owned by Rexel S.A. Group, including shares issuable upon exercise of outstanding options (the "Public Shares"). The principal terms of our proposal are as follows:

      1. The Transaction would be structured to result in the holders of Public Shares receiving $19.50 per share. The Transaction would represent an aggregate payment of approximately $265 million to the holders of Public Shares based on the number of Public Shares stated in the 10-K as of December 31, 1996.

      2. Consummation of the Transaction would be subject to, among other things, approval by the Board of Directors of Rexel, including the approval of the unaffiliated directors, and other conditions customary in transactions of this type. Moreover, this proposal is subject to the completion of satisfactory due diligence by Rexel S.A.

      3. Consummation of the Transaction is not conditioned upon any financing.

      We believe that our proposal is fair to, and in the best interests of Rexel and the holders of Public Shares. The proposed acquisition price represents a premium of approximately 10% and close to 18% over the average closing price of Rexel common stock on the New York Stock Exchange over the past 30 trading days and the one year ended August 27, 1997, respectively.

      We would like to make it clear that Rexel S.A. Group is not interested, under any circumstances, in selling its interest in Rexel and thus there is no realistic prospect of sale of a controlling interest in Rexel to a third party.

      We understand that you may wish to deliberate on this proposal through a special committee of independent directors and that such committee may wish to retain its own advisors to assist in those deliberations. We invite your representatives to meet with our advisors to discuss this proposal at your earliest convenience and hopefully no later than ten business days from the date hereof.

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      We hope you will view our proposal favorably and give it your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

      We look forward to hearing from you soon.

                                          Sincerely,

                                          /s/ Alain Redheuil

                                          Alain Redheuil
                                          Chairman of the Executive Board
                                          Rexel, S.A.


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